AP
8/28

[redacted]

SEC ... ION

08032806

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65839

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2007 (MM/DD/YY) AND ENDING June 30, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: America's Growth Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 High St, 30th Floor
(No. and Street)

Boston, Ma. 02110
(City) (State) (Zip Code)

PROCESSED
SEP 08 2008
THOMSON REUTERS

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Company
(Name – *if individual, state last, first, middle name*)

99 High St | Boston | Mass | 02110
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 26 2008
BRANCH OF REGISTRATIONS AND
02 EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, M. Benjamin Howe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of America's Growth Capital, LLC, as of June 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Partner, CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

On this 20th day of August, 2008, before me, the undersigned notary public, personally appeared M. Benjamin Howe and proved to me through satisfactory evidence of identification, which were MA License to be the person who signed the preceding or attached document in my presence and who swore or affirmed to me that the contents of the document are truthful and accurate to the best of his/her knowledge and belief.

JUDITH A. WILSON, Notary Public
My Commission Expires July 12, 2013

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Member and Management of
America's Growth Capital, LLC
Boston, Massachusetts

We have audited the accompanying statement of financial condition of America's Growth Capital, LLC (the "Company"), a Delaware Limited Liability Company and a wholly owned subsidiary of America's Growth Capital Holdings, LLC, as of June 30, 2008, and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of America's Growth Capital, LLC as of June 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information presented on pages 12 through 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wolf & Company, P.C.
Boston, Massachusetts
August 18, 2008

AMERICA'S GROWTH CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

June 30, 2008

ASSETS

Cash and cash equivalents	$5,843,536
Commissions receivable	147,018
Deposit with clearing broker	100,000
Investment banking fees receivable	1,505,824
Other receivables	41,346
Due from related parties, non-interest bearing	51,610
Prepaid expenses and other current assets	191,832
Investments	220,412
Deposits	91,827
Property and equipment, net	59,969
Total assets	$8,253,374

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable	$ 84,705
Accrued compensation	1,538,391
Deferred rent	77,814
Deferred revenue	544,583
Other liabilities	97,874
Total liabilities	2,343,367
Member's equity	5,910,007
Total liabilities and member's equity	$8,253,374

See accompanying notes to financial statements.

AMERICA'S GROWTH CAPITAL, LLC

STATEMENT OF INCOME

Year Ended June 30, 2008

Revenues:	
Investment banking revenues	$14,152,547
Trading commissions	141,539
Interest income	141,533
Other income	351,450
Total revenues	14,787,069
Expenses:	
Compensation and benefits for partners	6,568,237
Compensation and benefits for employees	2,378,080
Occupancy costs	640,461
Technology, communications and information processing	428,408
General and administrative expenses	380,805
Travel and entertainment	469,586
Professional fees	158,466
Office expense	148,903
Depreciation and amortization	43,487
Brokerage fees	25,819
Regulatory fees and expenses	62,561
Net unrealized loss on investments	54,771
Total expenses	11,359,584
Net income	$ 3,427,485

See accompanying notes to financial statements.

AMERICA'S GROWTH CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year Ended June 30, 2008

Member's equity at June 30, 2007	$ 3,573,022
Capital contributions	169,500
Net income	3,427,485
Distribution to member	1,260,000
Member's equity at June 30, 2008	$ 5,910,007

See accompanying notes to financial statements.

AMERICA'S GROWTH CAPITAL, LLC

STATEMENT OF CASH FLOWS

Year Ended June 30, 2008

Cash flows from operating activities:	
Net income	$ 3,427,485
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	43,487
Investment banking revenue received in the form of investments (warrants)	(222,663)
Change in net unrealized loss on investments	54,771
Changes in assets and liabilities:	
Commissions receivable	(108,288)
Investment banking fees receivable	(1,430,824)
Other receivables	(34,848)
Prepaid expenses and other current assets	(80,806)
Deposits	38,563
Accounts payable	12,764
Accrued compensation	1,063,251
Deferred rent	(23,853)
Deferred revenue	176,547
Other liabilities	19,766
Net cash provided by operating activities	2,935,352
Cash flows from investing activities:	
Due from related parties	(24,610)
Purchases of property and equipment	(78,382)
Net cash used by investing activities	(102,992)
Cash flows from financing activities:	
Capital contributions	169,500
Distribution to member	(1,260,000)
Net cash used in financing activities	(1,090,500)
Net increase in cash and cash equivalents	1,741,860
Cash and cash equivalents at beginning of year	4,101,676
Cash and cash equivalents at end of year	$ 5,843,536
Supplemental disclosure of noncash investing activity:	
Investment banking revenue received in the form of investments (warrants)	$ 222,663

See accompanying notes to financial statements.

AMERICA'S GROWTH CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

Year Ended June 30, 2008

1. ORGANIZATION AND NATURE OF BUSINESS

America's Growth Capital LLC (the "Company') was incorporated January 8, 2003 under the laws of the State of Delaware and is a Limited Liability Company. America's Growth Capital Holdings, LLC (the "Parent") is the Company's sole member. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages in research, trading and investment banking services for its clients around the globe.

The Company claims exemption from the requirements of Rule 15c3-3 under Section (K)(2)(ii) of the Rule.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. All items of income and expense are accounted for on the accrual basis.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments with an original maturity of three months or less. Cash and cash equivalents exclude amounts segregated under federal or other regulations. Cash equivalents are part of the cash management activities of the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates included in the financial statements include collectability of investment banking fees receivable and the valuation of investments. Actual results could differ from those estimates.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities Transactions

Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a settlement date basis. Customers' securities transactions are reported to them on a settlement-date basis with related commission income and expenses reported on a trade-date basis in the Company's financial statements.

Revenue Recognition

Investment banking revenues include retainer and success fees paid for providing merger-and-acquisition and financial restructuring advisory services as well as fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues are recorded at the time the transaction is completed, and trading commissions are recorded on the settlement date.

In the ordinary course of business, the Company invoices and collects upfront, non-refundable retainer fees in order to execute its service engagements. The retainer fees are deferred and recognized ratably over the estimated term of the engagement.

Revenue derived from out-of-pocket expenses is recorded on a gross basis in investment banking revenues in the statement of income. Out-of-pocket expenses primarily consist of reimbursable travel expenses related to its investment banking business.

Income Taxes

The Company is a wholly-owned limited liability company and does not file its own income tax returns. Instead, the results of operations are included in the income tax returns of its parent, America's Growth Capital Holdings, LLC. The Company does not pay income taxes to its parent, does not have a tax sharing agreement with its parent, and management does not have the intention of changing these facts. Thus, the Company has many aspects of a pass-through entity, and income taxes are not presented in its statement of financial condition.

Property and Equipment

Property and equipment is stated at cost and is depreciated using the straight-line method over their estimated useful lives.

	Life in Years
Hardware	2 years
Software	2 years
Furniture and fixtures	5 - 7 years

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Property and Equipment (concluded)

Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the lease life. The remaining lives of fixed assets are reviewed by management on a periodic basis. Management will revise its depreciation policy should it deem that the facts and circumstance so warrant. Repair and maintenance expenditures are charged to operations as incurred.

Recent Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement No. 157, "Fair Value Measurements." This Statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The definition of fair value retains the exchange price notion in earlier definitions of fair value. This Statement clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. Emphasis is placed on fair value being a market-based measurement, not an entity-specific measurement, and therefore a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering these market participant assumptions, a fair value hierarchy has been established to distinguish between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). This Statement is effective for the Company on July 1, 2008, and is not expected to have a material impact on the Company's financial statements.

3. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATION

The Company clears its proprietary and customer transactions through another broker-dealer, Pershing LLC, on a fully-disclosed basis. Balances shown as commissions receivable represent amounts due in connection with the Company's normal transactions involving trading of securities and are held in a cash account for the benefit of the Company. As of June 30, 2008, the Company had amounts due from Pershing of $147,018.

RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATION (concluded)

As of June 30, 2008, the Company had amounts payable to Pershing of $10,420, which is included in accounts payable in the accompanying statement of financial condition. These payables represent amounts owed in connection with the Company's normal transactions involving trading securities.

4. DEPOSIT WITH CLEARING BROKER

Pursuant to the clearing agreement, the Company is required to maintain a collateral deposit aggregating $100,000 against losses due to nonperformance by its institutional clients and any amounts due to the clearing broker. The Company is subject to credit risk if the clearing broker is unable to repay balances due.

5. INVESTMENTS

At June 30, 2008, investments of $220,412 consist of non-marketable warrants in three private and one public company. The warrants were originally received as a portion of compensation earned on investment banking engagements. The estimated fair value of the warrants approximate their carrying amount. The fair value of the warrants was estimated using the Black-Scholes pricing model. Based on this model, the Company adjusted the carrying value of the investments and recorded a net unrealized loss of $54,771 for the year ended June 30, 2008.

6 PROPERTY AND EQUIPMENT

Property and equipment consists of the following at June 30, 2008:

Hardware	$ 393,742
Software	105,182
Furniture and fixtures	42,808
Leasehold improvements	41,216
	582,948
Less: accumulated depreciation and amortization	(522,979)
	$ 59,969

7. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. Financial instruments which potentially subject the company to such risk include cash and cash equivalents, which may exceed insured limits. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company does not anticipate non-performance by its counterparties and the underlying financial statements do not include any reserves for such risks.

8. COMMITMENTS

The Company leases its facility under an operating sublease agreement. The agreement is set to expire in 2011. Deferred rent liability, which is included in other liabilities on the accompanying statement of financial condition, represents the Company's policy of amortizing rent expense on a straight-line basis over the life of the lease rather than recognizing expense as cash payments are made.

Rental expense under the operating leases for the year ended June 30, 2008 was approximately $654,000, for which approximately $78,000 was accrued as deferred rent.

The Company also utilizes certain equipment under the terms of operating leases expiring through December of 2011.

The Company maintains certain sublease agreements for its space at 125 High Street, Boston, MA. The total sublease income earned amounted to $134,492 for the year ended June 30, 2008 and is netted against occupancy expense in the statement of income.

Future minimum lease payments required under these operating lease agreements, net of sub-lease income, are as follows:

2009	$ 660,568
2010	646,892
2011	636,626
2012	156,590
Total minimum lease payments	$ 2,100,676

COMMITMENTS (concluded)

In the normal course of business, the Company may enter into underwriting commitments. There are no transactions relating to such underwriting commitments that were open at June 30, 2008.

The Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, management expects the risk of loss to be remote.

9. REGULATORY NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's ("SEC") regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not to exceed 15 to 1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At June 30, 2008, the Company had net capital of $3,682,119, which is $3,525,895 in excess of its required net capital of $156,224, and the Company's aggregate indebtedness to net capital ratio was 0.64 to 1.

10. RELATED PARTY TRANSACTIONS

The Company enters into transactions with its employees. These transactions include short-term loans to employees for state composite return tax payments associated with their membership interest in the Parent or other loans. The Company has amounts due from related parties totaling $51,610 at June 30, 2008, the most significant component of which is a $40,000 interest bearing note dated April 30, 2008, which is being repaid in monthly installments of $250 and three lump sum payments of $10,000 and is due in full on April 30, 2009.

11. CUSTOMER CONCENTRATIONS

Transactions with ten (10) customers accounted for approximately fifty-seven percent (57%) of the Company's revenues for the year ended June 30, 2008.

12. 401(k) PROFIT SHARING PLAN

The Company sponsors a 401(k) profit sharing plan (the "Plan") offered to substantially all of its employees. The Company made no contribution to the Plan for the year ended June 30, 2008.

AMERICA'S GROWTH CAPITAL, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 AND STATEMENT PURSUANT TO RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION

June 30, 2008

Computation of net capital:

Total member's equity from statement of financial condition	$ 5,910,007
Less: non-allowable assets:	
Investment banking fees receivable	1,505,824
Other receivables	41,346
Due from related parties, non-interest bearing	51,610
Prepaid expenses and other current assets	191,832
Investments	220,412
Deposits	91,827
Property and equipment, net	59,969
Total non-allowable assets	2,162,820
Less: haircuts on securities	65,068
Net capital	$ 3,682,119

Computation of basic net capital requirement:

Minimum dollar net capital requirements of reporting broker-dealer	$ 100,000
Minimum net capital required (6-2/3% of aggregate indebtedness pursuant to Rule 15c3-1)	$ 156,224
Excess net capital	$ 3,525,895
Aggregate indebtedness	$ 2,343,367
Ratio: Aggregate indebtedness to net capital	0.64 to 1

See independent auditors' report.

AMERICA'S GROWTH CAPITAL, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AND STATEMENT PURSUANT TO RULE 17a-5(d)(4)
OF THE SECURITIES AND EXCHANGE COMMISSION (Concluded)

Year Ended June 30, 2008

Statement Pursuant to Rule 17a-5(d)(4)

There were no material differences between the computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 and the computation of net capital pursuant to Rule 15c3-1 contained herein.

See independent auditors' report.

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member and Management of
America's Growth Capital, LLC
Boston, Massachusetts

In planning and performing our audit of the financial statements of America's Growth Capital, LLC (the "Company"), as of and for the year ended June 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

99 High Street • Boston, Massachusetts • 02110-2320 • Phone 617-439-9700 • Fax 617-542-0400
1500 Main Street • Suite 1500 • Springfield, Massachusetts • 01115 • Phone 413-747-9042 • Fax 413-739-5149
125 Wolf Road • Suite 209 • Albany, New York • 12205 • Phone 518-454-0880 • Fax 518-454-0882
www.wolfandco.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. *A significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2008 to meet the SEC's objectives.

This report is intended solely for the use of the Member, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Wolf & Company, P.C.

Boston, Massachusetts
August 18, 2008

END